NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the annual and special meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“CPRL”, “CP” or the “Corporation”). It will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta at 9:00 a.m. (local time) on Thursday, May 12, 2011.

The Meeting will cover:

1.	receipt of the consolidated financial statements for the year ended December 31, 2010;

2.	appointment of auditors;

3.	election of directors;

4.	consideration of and, if deemed appropriate, a resolution approving the amendment, restatement and reconfirmation of the Shareholder Rights Plan;

5.	consideration of and, if deemed appropriate, amendments to the Management Stock Option Incentive Plan;

6.	a non-binding advisory vote on approach to executive compensation; and

7.	consideration of other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 24, 2011, will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

Karen L. Fleming	Calgary, Alberta

Corporate Secretary	March 24, 2011